Simpson Thacher & Bartlett llp

425 Lexington Avenue
New York, N.Y. 10017-3954
(212) 455-2000

Facsimile (212) 455-2502

January 23, 2009

Larry Spirgel
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	GHL Acquisition Corp.
Preliminary Proxy Statement on Schedule 14A
Filed December 1, 2008
File No. 001-33963

Dear Mr. Spirgel:

On behalf of Iridium Holdings LLC (“Iridium Holdings”), we are submitting supplemental materials identifying the statistical and third-party industry data cited in the section of the proxy statement of GHL Acquisition Corp. (“GHQ”) entitled “Information about Iridium Holdings.”  These materials are being provided in response to comment 41 of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “SEC”) made in the letter dated December 30, 2008 from Larry Spirgel, Assistant Director of the SEC, to Scott L. Bok, Chairman and Chief Executive Officer of GHQ, regarding the above-mentioned preliminary proxy statement.  Comment 41 states:

Information about Iridium Holdings, page 128

41.
We note your citation of statistical and third-party industry data throughout this section of the proxy statement.  For example, Raymond James is cited on page 128 and GSM Association & Europa Technologies is cited on page 129.  Please provide us with support for all statistical and industry data, clearly cross-referencing a statement with the underlying factual support.

-2-	January 23, 2009

The supplemental materials being provided for the Staff’s review are contained in the enclosed binder clearly marked as “Confidential.”  Pursuant to Rule 418(b) under the Securities Act of 1933, as amended, the supplemental materials are being provided on a supplemental basis only, and are not to be deemed filed with or deemed part of the revised GHQ Preliminary Proxy Statement.  In addition, pursuant to Rule 418(b), we request that the Staff return such supplemental materials upon completion of your review.

As required by Rule 418(b), we note that (i) Iridium Holdings and GHQ are requesting such treatment at the time the information is furnished to the Staff, (ii) the return of the information is consistent with the protection of investors, (iii) the return of the information is consistent with the Freedom of Information Act and (iv) the supplemental material is not being filed in electronic format.

If you have any questions regarding these materials, please contact Thomas Lamprecht (212-455-3486) or Maria Rocha Barros (212-455-7874).

Very truly yours,

/s/ Simpson Thacher & Bartlett LLP

cc:     John Brunette, Iridium Holdings LLC